

August 15, 2011

<u>Via E-mail</u>
Gregory P. Stemm
Chief Executive Officer
Odyssey Marine Exploration, Inc.
5215 W. Laurel Street
Tampa, Florida 33607

> **Re: Odyssey Marine Exploration, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2011**
> **File No. 001-31895**

Dear Mr. Stemm:

We have reviewed your responses to the comments in our letter dated July 6, 2011 and have the following additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Annual Incentive Compensation and Targets, page 17</u>

1. We note your response to our prior comment 1 and reissue in part. We note your response indicates that quantification of the performance goals or targets and the goals and targets actually achieved related to recovered cargo could result in competitive harm. Please provide a more detailed explanation for such conclusion. In particular, your prior response does not explain in enough detail why you believe disclosure would result in actual competitive harm to the company. For guidance, refer to Instruction 4 to Item 402(b) of Regulation S-K. Alternatively, please confirm that in future filings you will revise to quantify all performance goals or targets and the goals and targets actually achieved in order for your named executive officers to earn their annual incentive compensation.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief